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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                       NORTH AMERICAN RESORT & GOLF, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   657091 10 4

                                 (CUSIP Number)

                                 Carole Coughlin
                              11202 Stave Lake Road
                            Mission, British Columbia
                                 Canada V2V 4J1
                                 (604) 820-8154

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2000

                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 657091 10 4

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      .........Carole Coughlin  ..........
      ------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  ____

   (b)  ..X...
        ------

3.    SEC Use Only ___________________________

4.    Source of Funds (See Instructions) ....OO.....
                                         -----------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     ------------------.

6.    Citizenship or Place of Organization .....BRITISH COLUMBIA, CANADA...
                                           --------------------------------

Number of Shares
Beneficially Owned
By Each Reporting
Person With:

7.    Sole Voting Power ....2,250,000          .
                        ------------------------

8.    Shared Voting Power ._____________

9.    Sole Dispositive Power ....2,250,000.....
                             ------------------

10.   Shared Dispositive Power .__________

11.   Aggregate Amount Beneficially Owned by Each Reporting Person ..2,250,000..
                                                                   -------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     --------------

13.   Percent of Class Represented by Amount in Row (11) ...23.7%..
                                                         ----------

14.   Type of Reporting Person (See Instructions)  ...IN...
                                                   --------

Item 1.  Security and Issuer

      This  statement  on  Schedule  13D  relates to the  common  stock of North
American Resort & Golf, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 33163-2nd Avenue, Mission, British Columbia, Canada V2V 6T8.

Item 2.  Identity and Background

      (a)   Carole Coughlin

      (b) The address of Carole Coughlin is 11202 Stave Lake Road, Mission, British Columbia, Canada V2V 4J1

      (c) Carole Coughlin has been providing management and/or accounting services to Home Finders Realty since October 1997. Prior to 1997 Ms. Coughlin was not employed outside of the home.

      (d) Carole Coughlin, during the last five years, has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

      (e) Carole Coughlin, during the last five years, has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Carole Coughlin is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

      On April 28, 2000 the Company acquired all of the issued and outstanding shares of Home Finders Realty Ltd and Most Referred Real Estate Agents, Inc. (collectively doing business as Home Finders Realty) in exchange for (i) 4,500,000 shares of the Company's Series A Preferred stock and (ii) preferred shares in a wholly owned subsidiary of the Company. The subsidiary was formed for the sole purpose of facilitating the acquisition of Home Finders Realty. Each share of the Company's Series A Preferred stock is entitled to one vote on all matters submitted to a vote of the Company's shareholders. The Series A Preferred shares are not entitled to any dividends or any distributions upon the liquidation of the Company.

      Home Finders Realty was acquired from William Coughlin and Carole Coughlin. Carole Coughlin is the spouse of William Coughlin. The following table lists the shares issued in connection with the acquisition of Home Finders Realty and the shares of the Company's common stock which Mr. Coughlin and Ms. Coughlin are entitled to receive.

                                       Preferred          Shares of Company's
                        Series A        Shares of       Common Stock Issuable
                    Preferred Shares  of Subsidiary          Upon Exchange
(1)

William Coughlin        2,250,000      2,250,000               2,250,000
Carole Coughlin         2,250,000      2,250,000               2,250,000

(1) One Series A Preferred share together with one preferred share of the Company's subsidiary may at any time be exchanged for one share of the Company's common stock.

      The Company's present officers and directors are:

            Name                                Position

            William Coughlin                    President and a Director
            Robert Dent                         Director
            James Sanford                       Director
            Christine Cerisse                   Director

Item 4.  Purpose of Transaction

      The securities of the Company were acquired by Ms. Coughlin in connection with the Company's acquisition of Home Finders Realty. See Item 3 of this Schedule.

Item 5.  Interest in Securities of the Issuer

      (a) Carole Coughlin beneficially owns, directly or indirectly, 2,250,000 shares of the Company's Series A Preferred stock, which is 50% of the outstanding shares of the Series A Preferred stock.

      (b) Carole Coughlin has the sole power and ownership of 2,250,000 shares of the Company's Series A preferred stock. Ms. Coughlin may also be deemed to share the power to vote or direct the voting of the 2,250,000 Series A Preferred shares held by her husband, William Coughlin.

      (c)   See Item 3 of this Schedule.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 3 of this schedule.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A - Share Exchange Agreement

                                    Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2000
--------------------
Date


/s/ Carole Coughlin
--------------------
Signature

Carole Coughlin
Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                 Attention: Intentional misstatements or omissions of fact
                constitute Federal criminal violations (See 18 U.S.C. 1001)